SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Maxar Technologies Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
57778K105
(CUSIP Number)
March 18, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soviero Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,400,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,400,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,400,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%

12.	TYPE OF REPORTING PERSON

PN

* Excluding options, exercisable on November 19, 2021, to purchase 250,000 shares of Common Stock.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soviero Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,400,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,400,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,400,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%

12.	TYPE OF REPORTING PERSON

OO

* Excluding options, exercisable on November 19, 2021, to purchase 250,000 shares of Common Stock.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soviero Asset Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,400,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,400,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,400,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%

12.	TYPE OF REPORTING PERSON

PN

* Excluding options, exercisable on November 19, 2021, to purchase 250,000 shares of Common Stock.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soviero GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,400,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,400,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,400,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%

12.	TYPE OF REPORTING PERSON

OO

* Excluding options, exercisable on November 19, 2021, to purchase 250,000 shares of Common Stock.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas Soviero

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

590,660

6.	SHARED VOTING POWER

3,400,000*

7.	SOLE DISPOSITIVE POWER

590,660

8.	SHARED DISPOSITIVE POWER

3,400,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,990,660*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12.	TYPE OF REPORTING PERSON

IN

* Excluding options, exercisable on November 19, 2021, to purchase 250,000 shares of Common Stock.

Item 1(a).	Name of Issuer:
Maxar Technologies Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1300 W. 120th Avenue, Westminster, Colorado 80234
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G/A (collectively, the “Reporting Persons”) are:
•	Soviero Master Fund, LP,

•	Soviero Asset Management, LP,

•	Soviero GP, LLC,

•	Soviero Advisors, LLC, and

•	Thomas Soviero.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 3 Columbus Circle, Suite 1588, New York, NY 10019.
Item 2(c).	Citizenship:
Soviero Master Fund, LP is a Cayman Islands exempted limited partnership. Soviero Asset Management, LP is a Delaware limited partnership. Soviero GP, LLC is a Delaware limited liability company. Soviero Advisors, LLC is a Delaware limited liability company. Thomas Soviero is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.0001 par value (the “Common Stock”)
Item 2(e).	CUSIP Number:
57778K105
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of March 29, 2021, Soviero Master Fund, LP beneficially owned 3,400,0001 shares of Common Stock.
Soviero Advisors, LLC, as the general partner of Soviero Master Fund, LP, may be deemed to have beneficially owned the 3,400,000 shares of Common Stock beneficially owned by Soviero Master Fund, LP.
Soviero Asset Management, LP, as the investment manager of Soviero Master Fund, LP, may be deemed to have beneficially owned the 3,400,000 shares of Common Stock beneficially owned by Soviero Master Fund, LP.
Soviero GP, LLC, as the general partner of Soviero Asset Management, LP,  may be deemed to have beneficially owned the 3,400,000 shares of Common Stock beneficially owned by Soviero Asset Management, LP.
Thomas Soviero, as the Managing Member of Soviero Advisors, LLC and as the Managing Member of Soviero GP, LLC, may be deemed to have beneficially owned the 3,400,000 shares of Common Stock beneficially owned by Soviero Advisors, LLC and Soviero GP, LLC, respectively. Thomas Soviero beneficially owns the 590,660 shares of Common Stock that he holds directly.
(b)	Percent of Class:
The following percentage is based on 61,325,970 shares of Common Stock outstanding as of February 17, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2021, plus 10,000,000 shares of Common Stock sold by the Issuer pursuant to the Prospectus Supplement on Form 424(b)(5) (to Prospectus dated March 15, 2021, Registration Statement No. 333-254280) filed with the Securities and Exchange Commission on March 18, 2021, which assumes non-exercise of the underwriters’ purchase option.
As of March 29, 2021, the Reporting Persons may be deemed to have beneficially owned approximately 5.6% of the outstanding Common Stock.

1 Excluding options, exercisable on November 19, 2021, to purchase 250,000 shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  March 29, 2021
SOVIERO MASTER FUND, LP* By: Soviero Advisors, LLC, its General Partner

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
SOVIERO ASSET MANAGEMENT, LP* By: Soviero GP, LLC, its General Partner

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
SOVIERO GP, LLC*

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
SOVIERO ADVISORS, LLC*

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
/s/ Thomas Soviero
THOMAS SOVIERO*

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein. The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Maxar Technologies Inc. dated as of  March 29, 2021 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated:  March 29, 2021
SOVIERO MASTER FUND, LP By: Soviero Advisors, LLC, its General Partner

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
SOVIERO ASSET MANAGEMENT, LP By: Soviero GP, LLC, its General Partner

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
SOVIERO GP, LLC

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
SOVIERO ADVISORS, LLC

By:	/s/ Thomas Soviero
Thomas Soviero,
Managing Member
/s/ Thomas Soviero
THOMAS SOVIERO